October 18, 2019

Joseph Snyder
President and Chief Executive Officer
No Borders, Inc.
18716 East Old Beau Trail
Quartz Creek, AZ 85142

       Re: No Borders, Inc.
           Offering Statement on Form 1-A
           Filed September 23, 2019
           File No. 24-11079

Dear Mr. Snyder:

       We have reviewed your offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed September 23, 2019

Financial Statements, page F-1

1. We note that this is a Tier 1 offering and you have provided unaudited financial statements for all periods presented; however, we also note that you disclosed on page 32
      "our auditors stated in their report on our audited financial statements that there is substantial doubt that we will be able to continue as a going concern without further financing." If your annual financial statements have not been audited, please correct or eliminate the disclosure on page 32. However, if an audit of your financial statements was obtained for other purposes and that audit was performed in accordance with either U.S.
      generally accepted auditing standards or the Standards of the Public Company Accounting
      Oversight Board by an auditor that is independent under either the independence standards of the American Institute of Certified Public Accountants (AICPA) or Rule 2-01 of
      Regulation S-X, please be advised that those audited financial statements must be filed in your Form 1-A, and an audit opinion complying with Rule 2-02 of Regulation S-X must
 Joseph Snyder
No Borders, Inc.
October 18, 2019
Page 2
         be filed along with the audited financial statements. The auditor may, but need not, be registered with the Public Company Accounting Oversight Board. Please refer to Part F/S
         (b)(2) of Form 1-A.

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements before qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

        You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at
(202) 551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Edward Kelly at (202) 551-3728 or Sherry Haywood at
(202) 551-3345
with any other questions.



FirstName LastNameJoseph Snyder                              Sincerely,
Comapany NameNo Borders, Inc.
                                                             Division of
Corporation Finance
October 18, 2019 Page 2                                      Office of
Manufacturing
FirstName LastName